UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of Registrant:
MarkWest Energy Partners, L.P.

2. Name of Person Relying on Exemption:
John M. Fox

3. Address of Person Relying on Exemption:
3033 E. 1st Avenue, Suite 400, Cherry Creek, Colorado 80206

4. Written Materials:
The attached written material is submitted pursuant to Rule 14a-6(g)(1)

Why I'm Voting NO ON THE MWE/MPLX MERGER

MY LETTER TO MWE | PRESENTATION | SEC FILINGS

"I'm a co-founder and current unitholder of MarkWest Energy Partners.

I'M VOTING NO

and urge you to Vote No on the MWE/MPLX merger."

John M. Fox
Co-Founder, Former Chairman,
President and CEO of
MarkWest Energy Partners

I Believe the MarkWest/MPLX Merger IS A BAD DEAL for MarkWest Energy Unitholders.